

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2014

Via E-mail
Mr. James E. Harris
Senior Vice President, Shared Services and Chief Financial Officer
Coca-Cola Bottling Co. Consolidated
4100 Coca-Cola Plaza
Charlotte, North Carolina 28211

> **Re: Coca-Cola Bottling Co. Consolidated**
> **Form 10-K for the Fiscal Year Ended December 29, 2013**
> **Filed March 14, 2014**
> **File No. 000-09286**

Dear Mr. Harris:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 29, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28
Results of Operations, page 40
2013 Compared to 2012, page 40

1. We note the decline in bottle/can volume in your sparkling beverages (including energy drinks) in 2013 as disclosed on page 41. It appears that your total bottle/can volume decreased for the year despite an 8% increase in still beverages. Please revise future filings to discuss the material trends and reasons for significant changes in volume sold for your sparkling beverages as compared to your still beverages. In this regard, it is unclear whether and why the "cooler and wetter than normal weather in most of the Company's territories during the first and second quarters of 2013" had a different impact on sparkling and still beverages. Please provide draft disclosure.

Financial Statements
Note 1. Significant Accounting Policies, page 66

2. Please disclose in future filings the factors used in determining you had one reportable segment, including whether operating segments have been aggregated. Refer to ASC 280-10-50-21. Please provide us your proposed disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan at 202-551-3388 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

/s/ Rufus Decker for

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining